

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 27, 2017

Adam C. Vandervoort
Chief Legal Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

Re: **Teladoc, Inc.**
        Form 10-K for the Year Ended December 31, 2016
        Filed March 1, 2017
        File No. 001-37477

Dear Mr. Vandervoort:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures, page 65

1. Management's conclusion as to the effectiveness of the Company's disclosure controls and procedures was omitted from the filing. Please amend to include the missing disclosure.

Adam C. Vandervoort
Teladoc, Inc.
July 27, 2017
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11--Telecommunications